December 20, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (612)303-4830

Mr. Richard K. Davis
President and Chief Executive Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

Re: U.S. Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 1-6880

Dear Mr. Davis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Senior Staff Accountant